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SEC Mail Processing Section
MAY 26 2017
Washington DC

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68102

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/2016** (MM/DD/YY) AND ENDING **03/31/2017** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Integral Derivatives, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

61 Broadway, Suite 1110
(No. and Street)

New York	New York	10006
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jay Gettenberg (212) 668-8700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates, Inc. Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue, Suite 170	Northridge	CA	91324
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

X Certified Public Accountant
Public Accountant
Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, William Fallon ____________________, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Integral Derivatives, LLC, as of March 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____



Signature

Chief Operating Officer

Title



Notary Public

MARGERY NELL MURRIEL
Notary Public, State of New York
No. 01MU6247130
Qualified in Kings County
Commission Expires Aug. 22, 2019

This report ** contains (check all applicable boxes):

X (a) Facing Page.
X (b) Statement of Financial Condition.
(c) Statement of Income (Loss).
(d) Statement of Cash Flows.
(e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
(f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(g) Computation of Net Capital.
(h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
(i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
(j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
(k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
X (l) An Oath or Affirmation.
(m) A copy of the SIPC Supplemental Report.
(n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Integral Derivatives, LLC

Table of Contents


BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

To the Members of
Integral Derivatives, LLC:

We have audited the accompanying statement of financial condition of Integral Derivatives, LLC ("the Company") as of March 31, 2017, and the related notes (the "financial statements"). These financial statements are the responsibility of Integral Derivatives, LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Integral Derivatives, LLC as of March 31, 2017, in conformity with accounting principles generally accepted in the United States.



Breard & Associates, Inc.
Certified Public Accountants

New York, New York
May 24, 2017

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
Los Angeles Chicago New York Oakland Seattle

Integral Derivatives, LLC
Statement of Financial Condition
March 31, 2017

ASSETS	
Cash and cash equivalents	$ 99,441
Securities owned, at market	499,321,873
Due from clearing broker	5,019,014
Foreign tax - Novartis	915,213
Fixed assets, net of accumulated depreciation	133,690
Prepaid expenses and other assets	118,793
JBO Stock	50,000
TOTAL ASSETS	505,658,024
LIABILITIES AND MEMBERS' EQUITY	
LIABILITIES:	
Due to clearing broker	102,418,585
Securities sold, not yet purchased, at market	374,112,827
Accrued expenses and other liabilities	1,268,685
TOTAL LIABILITIES	477,800,097
COMMITMENTS	
MEMBERS' EQUITY	27,857,927
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 505,658,024

See Report of Independent Registered Public Accounting Firm and Notes to Financial Statements.

1. Organization and Nature of Business

Integral Derivatives, LLC (the "Company") is a securities broker-dealer formed in 2008 and registered with the Securities and Exchange Commission (the SEC), a member of NYSE Arca, Inc., NYSE MKT LLC, and the Securities Investor Protection Corporation (SIPC).

The Company operates as both a market maker and a proprietary trading firm, under the provisions of Paragraph (k)(2)(ii) of Rule 15c-3-3 of the Securities and Exchange Commission. The firm is appointed as an exchange member engaged in floor activities , put and call broker or dealer or option writer and trader of securities for it's own account and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clears all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmits all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer. Inasmuch as the Company trades only for its own account and has no customers, the rule does not apply.

2. Summary of Significant Accounting Policies

Basis of Presentation - These financial statements were prepared in conformity with accounting principles generally accepted in the United States of America, which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Revenue recognition - Securities transactions are recorded on a trade-date basis. Securities owned and securities sold but not yet purchased are valued at fair value. Net realized gains and losses are calculated on an average cost basis. The net changes in unrealized appreciation or depreciation of investments are included in the statement of income.

Fixed Assets – Fixed assets are recorded at cost, net of accumulated depreciation and amortization, which is calculated on a straight-line basis over estimated useful lives of three to five years. Leasehold improvements are recorded at cost, net of accumulated amortization, which is calculated on a straight-line basis over the lesser of the lease term and the useful life.

Income Taxes – Income taxes are not payable by, or provided for, the Company. Members are taxed individually on their share of the Company earnings for federal and state income tax purposes. The Company is no longer subject to examination by tax authorities for federal, state or local income taxes for periods before 2012.

The Company maintains principally all cash balances in one financial institution which, at times, may exceed the amount insured by the Federal Deposit Insurance Corporation. The exposure to the Company is solely dependent upon daily bank balances and the strength of the financial institution. The Company has not incurred any losses on this account. At March 31, 2017, there were no monies in excess of the insured limits.

Fair Value Measurement – In accordance with ASC 820, Fair Value Measurements and Disclosures, the Company discloses the fair value of its investments in a hierarchy that prioritizes the inputs to valuation techniques used to measure the fair value. The hierarchy gives the highest priority to valuations based upon unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to valuations based upon unobservable inputs that are significant to the valuation (Level 3 measurements). This guidance provides three levels of the fair value hierarchy as follows:

Level 1 - Inputs that reflect unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date;

Level 2 - Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly, at the measurement date, including inputs in markets that are not considered to be active;

Level 3 - Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

2. Summary of Significant Accounting Policies (continued)

Fair Value Measurement (continued):

A financial instrument's level within the fair value hierarchy is based upon the lowest level of any input that is significant to the fair value measurement. However, the determination of what constitutes "observable" requires significant judgment by the Company. The Company considers observable data to be market data which is readily available, regularly distributed or updated, reliable and verifiable, not proprietary, and provided by independent sources that are actively involved in the relevant market. The following is a summary of the financial assets measured at fair value as of March 31, 2017:

Description of Securities Owned	Level 1	Level 2	Level 3	Total
Common Stock	$332,964,285	$ -	$ -	$ 332,964,28
Bonds	$ 2,632,416	$ -	$ -	$ 2,632,41
Options	$163,725,171	$ -	$ -	$ 332,964,286

There were no transfers between level measurements during the period ended March 31, 2017.

There were no other financial assets or liabilities measured at fair value under ASC 820 as of March 31, 2016.

3. Regulatory Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At March 31, 2017, the Company had net capital of $24,939,845 which was $24,839,845 in excess of its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was 0.05 to 1.

4. Commitments and Contingencies

The Company has a lease for office space in New York City which expires on January 31, 2018. At March 31, 2017, future minimum payments are $90,057 through January 31, 2018. Rent expense For the period January 1, 2016 through March 31, 2017 was $177,806.

The Company had no other commitments, no contingent liabilities and had not been named as a defendant in any lawsuit as of March 31, 2017, or during the period then ended.

5. Commitments and Contingencies

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of indebtedness of others. The Company has issued no guarantees at March 31, 2017, or during the period then ended.

6. Recently Issued Accounting Pronouncements

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepted accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASUs").

For the period ending March 31, 2017, various ASUs issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.